Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from an independent financial adviser, being, if you are resident in Ireland, an organization or firm authorized or exempted under the European Communities (Markets in Financial Instruments) Regulation 2007 (No. 1 to 3) (as amended) or the Investment Intermediaries Act 1995 (as amended) or, if you are resident in the United Kingdom, an organization or firm authorized pursuant to the Financial Services and Markets Act 2000 of the United Kingdom (as amended) or, if you are not so resident, from another appropriately authorized independent financial adviser.

INFORMATION REGARDING THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

INNOCOLL HOLDINGS PLC

TO BE HELD AT

11.30 A.M. (IRISH TIME)

ON

5 SEPTEMBER 2016

AT

6th FLOOR, 2 GRAND CANAL SQUARE, DUBLIN 2, IRELAND

A proxy card relating to the Annual General Meeting accompanies this document for shareholders of record. Instructions for returning your proxy card are set out in the Notice of the Annual General Meeting included in this document.

Beneficial owners of shares held in "street name" should follow the voting instructions received from their brokerage firm, bank dealer or other similar organization.

Record Date: 26 July 2016. Only shareholders registered on the record date will have the right to participate and vote at the Annual General Meeting.

This document is dated 29 July 2016.

PART 1: LETTER FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

To: All Innocoll Shareholders	29 July 2016

NOTICE OF ANNUAL GENERAL MEETING

Dear Innocoll Shareholder

We are pleased to invite you to attend the Annual General Meeting of Innocoll Holdings plc (the “Company”, “Innocoll”, “we” or “our”) to be held at 6th Floor, 2 Grand Canal Square, Dublin 2, Ireland on 5 September 2016 at 11:30 am (Irish time) (the "AGM" or “Annual General Meeting”). You will find the Notice of Annual General Meeting set out on pages 7 and 8 of this document.

This letter explains the business to be transacted at the Annual General Meeting.

Introduction

In 2015, Innocoll executed with excellence the strategic plan laid out in the previous year and built up the organization to transform the company into a fully commercial-stage business. We initiated the Phase 3 clinical programs for our late-stage portfolio, started the expansion of the manufacturing facility in Saal, Germany, and hired critical talent with the experience to successfully launch and commercialize new products in the US and Internationally. We achieved an exciting and key milestone with the announcement of positive pivotal results in our clinical trials for our first phase 3 product, XARACOLL. In addition, our second phase 3 product, COGENZIA, is on track to data read-out in the early part of the fourth quarter. We are now starting to build our commercial infrastructure to launch both products in the later part of 2017 and our manufacturing facility is on track for a FDA pre-approval inspection and ramp-up manufacturing. Armed with the right talent to leverage our technology, we continue to work toward our commitment to provide physicians with clinically relevant products that address significant unmet medical needs.

On March 16, 2016, Innocoll AG ("Innocoll Germany") (the previous parent company of the Innocoll group of companies) merged with the Company by way of a European cross-border merger with the Company being the surviving company (the "Merger"). Upon the completion of the Merger, we terminated Innocoll Germany’s ADS facility and each cancelled ADS effectively became an entitlement to receive one ordinary share of the Company. Direct holders of Innocoll Germany ordinary shares received 13.25 ordinary shares of the Company in respect of each share held of Innocoll Germany. Simultaneous with the Merger and the termination of the Innocoll Germany ADS programme the Company listed its ordinary shares on the NASDAQ Global Market. The Merger effectively resulted in the Company becoming the publicly-traded parent of the Innocoll group of companies carrying on the same business as that conducted by Innocoll Germany prior to the Merger.

Further information on Innocoll AG’s 2015 performance is available in our Annual Report on Form 20-F which is available on our website at https://www.innocoll.com/investors/annual-reports.aspx and http://www.cstproxy.com/Innocoll/2016.

Business of the AGM

There are 3 resolutions in total to be put before the meeting, which deal with the:

•	re-election of each member of the board of directors of the Company (the "Board") being Mr. Jonathan Symonds, Dr. Shumeet Banerji, Mr. David Brennan, Mr. James Culverwell, Mr. Rolf Schmidt, Mr. Joseph Wiley and Mr. Anthony Zook as a director (please see section below “Innocoll Board Update” for more details);

•	remuneration of the auditors; and

•	re-allotment of treasury shares.

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There will be a review of the affairs of the Company at the AGM and the Irish statutory financial statements of the Company for the period from 1 November 2015 to 31 December 2015 will be laid before the meeting.

Our Annual Report on Form 20-F, which provides details on Innocoll's executive compensation and awards of share options for 2015, is available at the Investor Relations section of our website at www.innocoll.com or http://www.cstproxy.com/Innocoll/2016. Outstanding executive compensation from 2015 has since been satisfied by the issue of options.

Innocoll Board Update

Following the completion of the Merger, the Company (Innocoll Holdings plc) has 7 directors on a unitary board; consisting of 6 non-executive directors and 1 executive director (Mr. Tony Zook, our CEO). Only Mr. Zook is not independent as per the definition of 'independence' in the NASDAQ Rules because he is an executive officer of the Company. The remaining six directors are independent as per the NASDAQ Rules. All members of the Audit, Nominating and Corporate Governance and Compensation Committees of the Board are independent for the purposes of the NASDAQ rules.

During the year ended 31 December 2015 there were no changes to the composition of the supervisory board of Innocoll Germany (the predecessor to the Company). In September 2015 Mr. Jose (Pepe) Carmona was appointed as a director of the management board of Innocoll AG.

At the AGM, all of the members of the Board will stand for re-election in accordance with our Constitution (by-laws). This means that Mr. Jonathan Symonds, Mr. Shumeet Banerji, Mr. David Brennan, Mr. James Culverwell, Mr. Rolf Schmidt, Dr. Joseph Wiley and Mr. Anthony Zook will offer themselves for re-election. The biographies of each of the directors standing for re-election are included in the attached summary of the resolutions.

Each of the directors standing for re-election demonstrates the necessary commitment to the role and provides valuable skills, knowledge and experience and makes important contributions to the working of the Board.

Form of Proxy and Voting & Details of Resolutions

A form of proxy for use by the shareholders of record is enclosed separately (the "Proxy Card"). Please refer to Pages 9 to 11 for details as to how to vote your shares and return your Proxy Card. The resolutions are summarized on Pages 4 to 6 and the full text of the resolutions is on Pages 7 and 8.

Recommendation

Your Board believes that the resolutions to be proposed at the AGM are in the best interests of the Company and its shareholders. Accordingly the directors unanimously recommend that you vote in favour of all resolutions as they intend to do in respect of the shares held or beneficially held by them.

Yours sincerely

Jonathan Symonds

Chairman

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PART 2: SUMMARY OF AGM RESOLUTIONS

There are 3 separate resolutions in total – 2 ordinary resolutions (resolutions 1 and 2 - which are required to be passed by a simple majority (more than 50%) of the votes cast in person or by proxy) and 1 special resolution (resolution 3 - which is required to be passed by 75% of the votes cast in person or by proxy).

In this Part, unless otherwise defined, capitalised terms shall have the meaning given to them in the Chairman's letter set out in Part 1 of this document.

Ordinary Business

Resolution 1 – to re-elect, by separate resolutions, each of the following directors:

Resolution 1.1 – re-election of Anthony P. Zook as a director. Anthony P. Zook is our President and Chief Executive Officer, is a member of our board and has served as the president and chief executive officer, and chairman of the management board, of our predecessor since December 7, 2014. Mr. Zook has extensive pharmaceutical executive management, commercialization and marketing experience. He held several executive positions at AstraZeneca including executive vice president of Global Commercial Operations from 2010 to 2013, president and chief executive officer of the North American division from 2007 to 2010 and president of Medimmune from 2008 to 2010. Prior to joining Innocoll, Mr. Zook was chief executive officer and member of the board of directors of Vivus, Inc. in 2013. He has served or continues to serve on several boards including the boards of AltheRx, Inhibikase, Rib-X Pharmaceuticals, the National Pharmaceutical Council, PhRMA, the Pennsylvania Division of the American Cancer Society and his alma mater, Frostburg State University. Mr. Zook earned a B.S. degree from Frostburg State University and an A.A. degree in chemical engineering from Pennsylvania State University. We believe that Mr. Zook’s management and technical experience qualifies him to serve on our board.

Resolution 1.2 – re-election of Jonathan Symonds as a director. Jonathan Symonds, CBE is a member of our board and has been the chairperson of our predecessor's advisory board and supervisory board, the predecessors to our board, since May 2014. Mr. Symonds has been a director of HSBC Holdings plc since April 2014 and chairman of HSBC Bank plc since April 2014. Since October 2013, Mr. Symonds has served as an independent director and chairman of the audit committee of Genomics England Limited, and since June 2014 he has served as an independent director (and now Chairman) of Proteus Digital Health, Inc. Mr. Symonds was appointed Commander of the British Empire (CBE) for services to business and the pharmaceutical industry in January 2007. Mr. Symonds was previously chief financial officer of Novartis AG from 2009 to 2013. Prior to joining Novartis, he was a partner and managing director of Goldman Sachs from 2007 to 2009, chief financial officer of AstraZeneca plc from 1997 to 2007 and a partner of KPMG from 1992 to 1997. Mr. Symonds has previously served on the board of directors of Diageo plc and Qinetiq plc. Mr. Symonds received a B.A. in Business Finance from the University of Hertfordshire, where he also received an honorary doctorate. We believe that Mr. Symonds’ business experience in the pharmaceutical industry and his service on the boards of directors of other companies qualifies him to serve on our board.

Resolution 1.3 – re-election of Shumeet Banerji as a director. Shumeet Banerji, Ph.D., a member of our board, has been a member of our predecessor's advisory board and supervisory board, the predecessors to our board, since May 2014. Dr. Banerji is co-founder and partner of Condorcet, LP, a private investment and advisory firm. He was the founding chief executive officer of Booz & Company, a global management consulting firm, from 2008 to 2012 and served as a senior partner from May 2012 to March 2013. Prior to that, he held multiple roles at Booz Allen Hamilton, a consulting company and predecessor to Booz & Company, including president of the worldwide commercial business, managing director, Europe, and managing director, United Kingdom. He was elected every year for 10 years to the firm’s Board of Directors. Dr. Banerji has been a director of HP, Inc. (and its predecessor Hewlett Packard Company, Inc.) since 2011 and is a director of several private companies. Dr. Banerji received his Ph.D. from Northwestern University, Kellogg School of Management. We believe that Dr. Banerji’s global business experience and his service on several boards of directors qualifies him to serve on our board.

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Resolution 1.4 – re-election of David R. Brennan as a director. David R. Brennan is a member of our board, and has been a member of our predecessor's advisory board and supervisory board, the predecessors to our board, since May 2014. Mr. Brennan has over 40 years’ experience in the pharmaceutical industry. Mr. Brennan served as the chief executive officer of AstraZeneca Plc from January 2006 to June 2012, president and chief executive officer of AstraZeneca Pharmaceuticals LP from 2001 to 2005, executive vice president of North America Division of AstraZeneca Plc from 2001 to 2005. Prior to the merger between Astra AB and Zeneca Plc, Mr. Brennan served as senior vice president of business planning and development of Astra Pharmaceuticals LP, the American subsidiary of Astra AB. Mr. Brennan served as an executive director of AstraZeneca Plc from 2005 to 2012, an executive board member of the Pharmaceutical Research and Manufacturers of America from 2001 to 2012 and chairman from 2009 to 2010, a member of the executive board and board member of the European Federation for Pharmaceutical Industries and Associations from 2006 to 2012, president of the International Federation of Pharmaceutical Manufacturers and Associations from 2010 to 2012, a member of the European Roundtable of Industrialists from 2006 to 2012 and a member of the National Institute of Health Roundtable on Evidence Based Medicine from 2006 to 2011. He was a participant and member of the International Business Council of the World Economic Forum. Mr. Brennan has been a director of Alexion Pharmaceuticals, Inc. and Insmed Incorporated since 2014. Mr. Brennan holds a B.A. in Business Administration from Gettysburg College, where he currently serves on the board of trustees.

Resolution 1.5 – re-election of A. James Culverwell as a director. A. James Culverwell is a member of our board, and has been a member of our predecessor's advisory board and supervisory board, the predecessors to our board, since August 2013. Mr. Culverwell also served on Innocoll Holdings’ board of directors from December 2012 to August 2013. Mr. Culverwell has over 30 years’ experience in the pharmaceutical industry in pharmaceutical company analysis, investment banking and healthcare private equity. Mr. Culverwell joined Hoare Govett in 1982, where he became director of European healthcare research. He joined Merrill Lynch & Co. in 1995, where he became head of European pharmaceutical research and global coordinator for healthcare research and established a top-rated franchise. In 2004, Mr. Culverwell set up Sudbrook Associates, a healthcare corporate advisor specializing in fund raising, corporate advice and due diligence in the private healthcare sector. Mr. Culverwell also sits on the boards of four other private companies in the specialty pharmaceutical, drug development and diagnostic field. Mr. Culverwell received a MSc from the University of Aberdeen. We believe that Mr. Culverwell’s business experience in the pharmaceutical industry and his service on the boards of directors of other companies qualifies him to serve on our board.

Resolution 1.6 – re-election of Rolf D. Schmidt as a director. Rolf D. Schmidt is a member of our board, and has been a member of our predecessor's advisory board and supervisory board, the predecessors to our board, since August 2013. Mr. Schmidt also served on Innocoll Holdings’ board of directors from 1997 to August 2013. Mr. Schmidt was a co-founder of the medical bio-adhesives product company, Closure Medical Corporation. Mr. Schmidt led the company as chairperson from its early development through its initial public offering in 1996 and until its acquisition by Johnson & Johnson in 2005. He was co-founder of Sharpoint, Inc., a leading developer and manufacturer of ophthalmic surgical needles and sutures prior to its acquisition by Alcon Labs, Inc. in 1986. Mr. Schmidt actively consults with and invests in early-stage healthcare technology companies. We believe that Mr. Schmidt’s business and management experience, primarily in the healthcare industry, and his service on the boards of directors of other companies qualifies him to serve on our board.

Resolution 1.7 – re-election of Joseph Wiley as a director. Joseph Wiley, M.B, BCh. is a member of our board, and has been a member of our predecessor's supervisory board, a predecessor to our board, since December 2014. He is currently CEO of Amryt Pharma plc, a London listed specialty pharma company. From April 2012 to April 2015, Dr. Wiley was a principal at Sofinnova Ventures, an affiliate of one of our shareholders. Dr. Wiley has over 20 years of experience in the pharmaceutical, medical and venture capital industries. He was previously a medical director at Astellas Pharma. Prior to joining Astellas, he held investment roles at Spirit Capital, Inventages Venture Capital and Aberdeen Asset Managers (UK). Dr. Wiley trained in general medicine at Trinity College Dublin, specializing in neurology. He is also a Member of the Royal College of Physicians in Ireland. We believe that Dr. Wiley’s business experience in the pharmaceutical industry qualifies him to serve on our board.

Resolution 2 – authorises the directors to fix the remuneration of the auditors.

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Special Business

The special business of the meeting authorises the price range at which the Company can re-allot treasury shares.

The Board's existing authority to allot and issue the shares of the Company and purchase shares on-market without the application of statutory pre-emption rights were put in place for a period of 5 years from the effective time of the Merger between the Company and Innocoll AG. The Company expects to renew each of these authorities prior to their expiration.

Resolution 3 – authorises the price range at which the Company can re-allot shares that it holds as treasury shares. Any share buyback activity by the Company will result in ordinary shares either being cancelled or re-allotted as treasury shares.

Under Irish company law, our shareholders must authorise the price range at which we may re-allot any shares held in treasury. In this proposal, that price range is expressed as a minimum cash amount and a maximum percentage of the prevailing market price (as defined below). Under Irish law, this authorisation expires after eighteen months unless renewed, revoked or varied. Accordingly, we expect to propose renewal of this authorisation at subsequent annual general meetings.

The authority being sought from shareholders provides that the maximum price at which an ordinary share held in treasury may be re-allotted is 120% of the closing price per ordinary share of the Company on NASDAQ Global market on the day preceding the day on which the relevant share is purchased by the Company (and/or the subsidiary, as appropriate). The minimum price at which a treasury share will be re-allotted off market will be the nominal value of the share where such share is required to satisfy an obligation under an employee share scheme or any option schemes operated by the Company or, in all other cases, an amount equal to 75% of the closing price per share, as reported by NASDAQ, on the trading day immediately preceding the proposed date of re-issuance.

Any reissuance of treasury shares will be at price levels that the Board considers in the best interests of our shareholders.

Presentation of Irish Statutory Accounts

The Merger became effective for accounting purposes on 1 January 2016. Prior to this time the Company had only nominal assets and the minimum share capital required for a public company under Irish law, had no financial or operating history of its own and had not engaged in any business or other activities other than in connection with its formation and the Merger. Despite this, Irish law requires the Company to present its Irish statutory financial for the period from 1 November 2015 to 31 December 2015 (the "Irish Statutory Accounts"), including the reports of the Directors and auditors thereon, to the Annual General Meeting. Our Irish Statutory Accounts have been approved by our Board. There is no requirement under Irish law that such statements be approved by shareholders, and no such approval will be sought at the Annual General Meeting. Our Irish Statutory Accounts are available in the Investor Relations section of our website at www.innocoll.com or http://www.cstproxy.com/Innocoll/2016.

Detailed information on Innocoll AG’s 2015 performance is available in the Company's Annual Report on Form 20-F which is available on our website at https://www.innocoll.com/investors/annual-reports.aspx or http://www.cstproxy.com/Innocoll/2016.

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PART 3: NOTICE OF ANNUAL GENERAL MEETING

INNOCOLL HOLDINGS PUBLIC LIMITED COMPANY

NOTICE is hereby given that the annual general meeting (the "AGM" or "Annual General Meeting") of Innocoll Holdings plc (“Innocoll” or the “Company”) will be held at 11:30 a.m. (Irish time) on 5 September 2016 at 6th Floor, 2 Grand Canal Square, Dublin 2, Ireland for the following purposes:

ORDINARY BUSINESS

To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution:

1.	To re-elect, each by way of a separate resolution, the following individuals who retire as Directors in accordance with the Constitution of the Company and, being eligible, offer themselves for re-election:

1.1	Mr Jonathan Symonds;

1.2	Dr Shumeet Banerji;

1.3	Mr David Brennan;

1.4	Mr James Culverwell;

1.5	Mr Rolf Schmidt;

1.6	Dr Joseph Wiley; and

1.7	Mr Anthony Zook.

2.	To authorise the Directors to fix the remuneration of the auditors.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolution as a special resolution:

3.	That, for the purposes of Sections 9 and 1078 of the Companies Act 2014, the re-allotment price range at which any treasury shares (as defined by Section 106 of the Companies Act 2014) for the time being held by the Company may be re-allotment off-market shall be as follows:

3.1	the maximum price at which a treasury share may be re-allotted off-market shall be an amount equal to 120% of the closing price per Ordinary Share, as reported by NASDAQ, on the trading day immediately preceding the proposed date of re-issuance;

3.2	the minimum price at which a treasury share may be re-allotted off market shall be the nominal value of the share where such share is required to satisfy an obligation under an employee share scheme or any option schemes operated by the Company or, in all other cases, an amount equal to 75% of the closing price per Ordinary Share, as reported by NASDAQ, on the trading day immediately preceding the proposed date of re-issuance; and

3.3	the re-allotment price range as determined by the preceding paragraphs will expire at the earlier of the next annual general meeting of the Company and 4 March 2018.

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OTHER BUSINESS

During the meeting, following a review of the Company's affairs, management will also present the Company's Irish statutory financial statements for the period from 1 November 2015 to 31 December 2016 along with the related directors' and auditor's reports.

The Board does not presently intend to bring any other business before the Annual General Meeting, and, so far as is known to the Board, no matters are to be brought before the Annual General Meeting except as specified in this notice. As to any business that may properly come before the Annual General Meeting, however, it is intended that shares in respect of which a proxy card (in the form enclosed or in the form provided for in section 184 of the Irish Companies Act 2014) has been duly completed and returned will be voted at the discretion of the persons voting such shares.

BY ORDER OF THE BOARD

Wilton Secretarial Limited	29 July 2016
Company Secretary
Registered Office:
6th Floor
2 Grand Canal Square
Dublin 2
Ireland

A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend, speak and vote on his behalf. A proxy need not be an Innocoll shareholder.

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PART 4: GENERAL INFORMATION

NOTES:

1.	Defined Terms

In this Part, unless otherwise defined, capitalised terms shall have the meaning given to them in the Chairman's letter set out in Part 1 of this document.

2.	Information and Documentation

Information regarding the Annual General Meeting is available on the Company’s website www.Innocoll.com or http://www.cstproxy.com/Innocoll/2016. If you require a paper copy of our Annual Report on Form 20-F please contact Innocoll investor relations at 1-314-458-7355 or jsorenson@innocoll.com.

3.	Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended. As a result, we are not required to comply with U.S. federal proxy requirements.

4.	Who is eligible to vote and how?

If your shares are actually registered in your name, you are a shareholder of record. Shareholders of record who are entered in the register of members of the Company as at close of business on 26 July 2016 (the "Record Date") shall be entitled to attend, speak, ask questions and vote at the Meeting, or if relevant, any adjournment thereof. Changes in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.

For those shareholders whose shares are not held in their name, but rather in an account at a brokerage firm, bank, dealer or other similar organisation, who in turn hold through The Depository Trust Company (“DTC”), then their entitlement to vote is determined as at the close of business on the Record Date.

Depending on whether your shares are registered in your name or whether your shares are held in a "street name" the arrangements are as follows:

Shareholder of Record: Shares Registered in Your Name

As a shareholder of record, you may vote in person at the Annual General Meeting or vote by proxy. Such shareholders will be admitted to the Annual General Meeting only if their shareholder status can be verified by checking their name against the register of members of the Company at the Record Date.

The appointment of a proxy will not preclude a shareholder of record from attending, speaking, asking questions and voting at the meeting should the shareholder subsequently wish to do so. A person appointed by you need not be a shareholder of the Company.

In the case of joint holders the vote of the senior shareholder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other shareholder of record and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

In order to cast a vote by proxy, please complete and sign the Proxy Card accompanying this document (or a proxy in the form provided for in section 184 of the Irish Companies Act 2014) in accordance with the instructions printed thereon and return it to the Company's registrar at Capita Asset Services – Shareholder Solutions, 2 Grand Canal Square, Dublin 2, D02 A342, Ireland, as soon as possible but, in any event, so as to be received by post or,

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during normal business hours, by hand, by the "Proxy Return Time" (specified below). Your Proxy Card can also be submitted via the internet at www.cstproxyvote.com by the Proxy Return Time. If you vote via internet please do not post your Proxy Card. All proxies will be forwarded to the Company's registrar (Capita) electronically.

Proxy Return Time: 11:30 A.M. (Irish time) on 3 September 2016 or, if the Meeting is adjourned, the time that falls 48 hours before the time of the adjourned Meeting.

In addition to the foregoing, a corporate shareholder of record which is entitled to attend and vote at the Annual General Meeting is entitled to appoint a representative to attend and vote at the AGM on its behalf.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If, as at the close of business on the Record Date, your shares were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organisation, who in turn hold through DTC, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organisation. As a beneficial owner of shares held in “street name”, you should have received a voting instruction card and voting instructions with these proxy materials from that organisation rather than from the Company. You will need to carefully follow the instructions and materials received from your broker, bank or other agent or contact your broker, bank or other agent if you have any queries.

As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account as per the instructions enclosed by your broker. You are also invited to attend the Annual Meeting. In order to be entitled to be admitted to the Annual General Meeting, a shareholder who holds through DTC will need to present a form of photo identification (such as a driver’s license or passport) and valid proof of ownership of their shares (such as a statement reflecting their ownership as of close of business on the Record Date or a letter from the organisation which holds their shares “in street name”).

However, since you are not the shareholder of record, you may not vote your shares in person at the Annual General Meeting unless you contact your broker and obtain a valid proxy card from your broker or other agent.

5.	What Constitutes a Quorum?

Shareholders may not take action at the Annual General Meeting unless there is a quorum present. A meeting of shareholders is duly constituted, and a quorum is present, if, at the commencement of the meeting, two or more shareholders holding shares that represent at least 50% of the issued shares carrying the right to vote at such meeting are present in person or by proxy. Abstentions by shareholders of record attending the meeting in person or by proxy will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes.

6.	How many votes do you have?

The total number of issued ordinary shares at close of business on 26 July 2016 (the record date for the meeting) was 30,095,931. On a vote on a show of hands, every shareholder present in person and every proxy has one vote (but no individual shall have more than one vote). On a poll every shareholder present in person and every proxy shall have one vote for every share carrying rights of which he is the holder or proxy. Ordinary resolutions are required to be passed by a simple majority (more than 50%) of shareholders voting in person or by proxy. Special resolutions are required to be passed by a majority of 75 per cent of shareholders voting in person or by proxy.

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7.	Broker Voting

If your shares are held through DTC and you have previously provided your broker with absolute discretion to vote at all times on the Company's shareholder votes, then your broker will be able to vote your shares unless you instruct your broker otherwise. If your broker does not have absolute discretion to vote on your behalf, you should follow the voting instructions provided by your broker. If your broker does not have absolute discretion and you do not follow the instructions provided by your broker to vote your shares the broker may not exercise discretion to vote for or against proposals 1 or 3. This would be a “broker non-vote” and these shares will not be counted as having been voted on those proposals. Please instruct your bank or broker so your vote can be counted.

8.	Can I change my vote after submitting my proxy?

Shareholder of Record: Shares Registered in Your Name

Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

•	you may submit, in accordance with the instructions set out above, another properly completed proxy with a later date;

•	you may send a written notice that you are revoking your proxy to the Company's registrar at Capita Asset Services – Shareholder Solutions, 2 Grand Canal Square, Dublin 2, D02 A342, Ireland. Your notice must be received by Capita no later than one hour before the Annual General Meeting on 5 September 2016 (or any adjourned meeting) where served by hand or by post or 24 hours before the Annual General Meeting on 5 September 2016 (or any adjourned meeting) where sent electronically; or

•	you may attend the Annual General Meeting and vote in person.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

9.	What does it mean if I receive more than one set of materials?

If you receive more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must sign and return all of the Proxy Cards or follow the instructions for any alternative voting procedure on each of the Proxy Cards you receive.

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